DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three months ended May 31, 2017. This MD&A should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three months ended May 31, 2017 and our Annual Information Form for the year ended February 28, 2017 (the "AIF") filed on SEDAR at www.sedar.com (SEDAR) and on EDGAR at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR). Our unaudited consolidated interim financial statements and corresponding notes for the three months ended May 31, 2017 are available on SEDAR and EDGAR.

        Our unaudited consolidated interim financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars (USD). The information contained in this MD&A is dated as of July 12, 2017 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        The consolidated interim financial statements for the three month period ending May 31, 2017 were not reviewed by our independent auditors.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The contents of this MD&A have been approved by our Board of Directors, on the recommendation of our Audit Committee.

        We refer to both Nokia Solutions and Networks and its predecessor business Nokia Siemens Networks as "Nokia" in this MD&A. Nokia is a trademark of Nokia Corporation or its affiliates.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to our relationships with channel partners; our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are set forth in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

Risks and Uncertainties

        We are exposed to risks and uncertainties in our business, including the risk factors set forth below:

  •
  limited cash resources and our dependence on our credit facilities and accommodations by our lenders and certain suppliers;

  •
  there is doubt about our ability to continue as a going concern due to recurring losses from operations, accumulated deficit and insufficient cash resources to meet our business objectives, all of which means that we may not be able to continue operations;

  •
  we have a history of losses;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  future revenue opportunities through our channel partners is uncertain;

  •
  our dependence upon our resellers in certain jurisdictions to provide localized support and other local services which assist us in avoiding certain costs and investments;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  our need for working capital will intensify if we are successful in winning new business;

  •
  our dependence on our ability to develop new products, enhance existing products and execute product roll-outs on a basis that meets customer requirements;

  •
  our exposure to product warranty claims, and inventory and account receivables exposure in relation to recent product quality issues;

  •
  our ability to successfully manage our resources;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  a lengthy and variable sales cycle;

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  our exposure to credit risk for accounts receivable;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

  •
  the ability of our customers to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  currency fluctuations;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  our exposure to potential product defects and product liability claims and health and safety risk relating to wireless products;

  •
  the impact that general economic weakness and volatility may be having on our customers;

  •
  losses or disruptions to operations resulting from a cybersecurity attack; and

  •
  disruption resulting from economic and geopolitical uncertainty.

Additional risks related specifically to our securities include:

  •
  risks associated with maintaining compliance with NASDAQ's continued listing requirements;

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants have on our ability to raise capital and to undertake certain business transactions;

  •
  risks associated with our ability to raise additional capital;

  •
  large fluctuations in the trading price of our common shares;

  •
  our actual financial results may vary from our publicly disclosed forecasts;

  •
  expense and risks associated with being a U.S. public company and possible loss of our foreign private issuer status;

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  an investor may not be able to bring actions or enforce judgment against us and certain of our directors and officers;

  •
  we do not currently intend to pay dividends on our common shares;

  •
  tax consequences associated with an investment in our securities;

  •
  future sales of common shares by our existing shareholders could cause our share price to fall;

  •
  our management's broad discretion over the use of proceeds of financings; and

  •
  certain Canadian laws could prevent or deter a change of control.

        See the discussion under "Recent Developments-Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF.

        Any of the risks referred to above could cause actual results or outcomes to differ materially from those discussed in forward-looking statements. Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks and uncertainties, the forward-looking events described in this MD&A might not occur or might not occur when stated.

Non-GAAP Performances Measures

        Readers are cautioned that this MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. See discussion below under "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION

	Three Months Ended
	May 31 2017	May 31 2016	May 31 2015
REVENUE
Hardware and other	7,350	8,622	23,564
Services	1,641	3,923	2,776

	8,991	12,545	26,340

COST OF SALES
Hardware and other	5,855	6,719	18,750
Services	635	1,934	1,746

	6,490	8,653	20,496

Gross profit before inventory provisions (note 1)	2,501	3,892	5,844

	27.8%	31.0%	22.2%
Inventory provision	—	—	295

Gross profit	2,501	3,892	5,549

	27.8%	31.0%	21.1%
EXPENSES
Research and development	1,899	2,109	4,233
Selling and marketing	1,581	2,021	3,244
General and administrative	3,133	3,131	3,486

	6,613	7,261	10,963

Loss before other items	(4,112)	(3,369)	(5,414)
Other Expenses
Amortization of deferred financing cost	(154)	—	—
Amortization of intangible assets	(74)	(90)	(183)
Accretion expense	(1)	(35)	(71)
Interest expense	(425)	(382)	(531)
Warrant issuance expenses	—	(92)	—
Change in fair value of warrant liability	705	244	522
Foreign exchange loss	(253)	(152)	(80)

Loss before income taxes	(4,314)	(3,876)	(5,757)
Income tax expense	5	162	67

Net Loss and comprehensive loss	(4,319)	(4,038)	(5,824)
Net income attributable to non-controlling interest	(18)	(62)	(130)

Net Loss attributable to shareholders	(4,337)	(4,100)	(5,954)
Basic & Diluted loss per share	(0.52)	(1.23)	(1.98)
Basic & Diluted weighted average shares outstanding	8,282,614	3,346,378	3,011,941

Note 1: Gross profit before inventory provision is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The principal differences between the three months ended May 31, 2017 and May 31, 2016 are explained as follows:

  •
  In the three months ended May 31, 2017 the most significant contributors to the decrease in revenue over the same period in the prior fiscal year were decreases in sales through the Nokia channel, decreases in hardware sales to a Tier 1 carrier in India and lower service revenue related to installations to a Tier 1 carrier in the United States.

  •
  Our gross profit percentage was lower during the three months ended May 31, 2017 compared to the same period in fiscal year 2017 because of changes in the geographic mix of our customers for this particular three month comparison and decreasing margins on older product lines.

  •
  Operating expenses in the three months ended May 31, 2017 was $0.6 million lower than they were in the same period in the previous year primarily because of lower material spending and depreciation costs combined with lower staff levels internationally.

        The principal differences between the three months ended May 31, 2017 and May 31, 2015 are explained as follows:

  •
  The reduction in revenue can be primarily attributed to reduced sales through the Nokia channel in addition to reduced sales to a Tier 1 carrier in India.

  •
  The gross profit percentage improved due to decreases in material costs and a change in customer mix with a less significant percentage of the total revenue coming from lower margin customers.

  •
  Operating expenses decreased primarily as a result of decreased spending across a number of areas, most significantly compensation related spending following the restructuring initiatives in fiscal year 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data

	As at May 31, 2017	As at February 28, 2017
Assets
Current Assets
Cash and cash equivalents	3,852	4,073
Trade receivables	11,555	11,876
Inventory	19,006	21,415
Other current assets	1,939	1,791

	36,352	39,155
Long Term Assets
Property and equipment	2,150	2,517
Intangible assets	266	336

	2,416	2,853
Total Assets	38,768	42,008

Liabilities
Debt facility	16,982	17,030
Accounts payable and accrued liabilities	25,175	25,206
Deferred revenue	892	539
Deferred tax liability	—	148
Warrant liability	—	—

	43,049	42,923
Long Term Liabilities
Deferred revenue	384	435
Warrant liability	385	1,090

	769	1,525
Shareholders' deficiency
Capital stock	231,561	229,995
Contributed surplus	10,646	10,503
Deficit	(238,450)	(234,113)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholder's deficiency	(5,861)	(3,233)
Non-controlling interests	811	793

Total Deficiency	(5,050)	(2,440)
Total Liabilities and Deficiency	38,768	42,008

Shares issued & outstanding	8,504,615	7,305,219

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes.

        Historically, our financial results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations. In addition, results may vary as a result of staffing levels, infrastructure additions required to support our operations and material costs required to support design initiatives.

	FY2016			FY2017						FY2018
	Aug 31 2015	Nov 30 2015	Feb 29 2016	May 31 2016	Aug 31 2016		Nov 30 2016		Feb 28 2017	May 31 2017

Revenue	26,917	20,997	12,041	12,545	13,230		10,189		7,952	8,991

Gross Profit before inventory provisions (Note 1)	4,715	5,144	2,684	3,892	4,222		2,883		1,770	2,501

Gross Profit %	17.5%	24.5%	22.3%	31.0%	31.9%		28.3%		22.3%	27.8%
Inventory provisions	730	210	3,181	—	365		221		367	0

Gross Profit after inventory provisions	3,985	4,934	(497)	3,892	3,857		2,662		1,403	2,501

Gross Profit % after inventory provisions	14.8%	23.5%	(4.1% )	31.0%	29.2%		26.1%		17.6%	27.8%
Operating Expenses	10,530	8,689	7,594	7,261	6,921		7,022		6,718	6,613
Loss before other items	(6,545)	(3,755)	(8,091)	(3,369)	(3,064)		(4,360)		(5,315)	(4,112)
–(gross profit less operating expenses)
Loss for the period	(20,703)	(5,754)	(9,283)	(4,038)	(3,120)	(2)	(4,614)	(2)	(3,925)	(4,319)
Net loss per share
Basic and Diluted	(7.00)	(2.98)	(3.02)	(1.23)	(0.82)	(2)	(0.80)	(2)	(0.60)	(0.52)
Weighted average number of shares outstanding
Basic & Diluted	3,014,892	3,018,034	3,019,712	3,346,378	4,085,920		5,732,584		6,396,309	8,282,614
Total Assets	88,327	69,241	53,067	48,418	50,031		45,311		42,008	38,768

Note 1: Gross profit before inventory provision is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

Note 2: The loss for the period and net loss per share in Q2 FY17 and Q3 FY17 have been restated due to a change in the valuation of the August 2016 warrant liability at issuance date. An additional gain of $0.6 million was recognized in Q2 FY17 and a $0.5 million loss was recognized in Q3 FY17.

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        We support product lines branded under the names Horizon, Avenue and Avenue Lite, Harmony and Harmony Lite, Harmony Eband, Harmony Enhanced and Harmony Enhanced MC. The key elements of our solutions include: high performance; carrier-grade availability; cost-competitiveness; support of legacy networking standards; and the availability of advanced network management and wireless network IP planning.

        The demand for our products is driven by global trends, including IP convergence and pressure on backhaul capacity caused by increased functionality of mobile devices, the shift in demand from voice to multimedia content and services, growing demand for wireless coverage, increasing number of subscribers, and investment in radio access network spectrum. In our target markets, network traffic is shifting from legacy TDM traffic to IP-based traffic to improve network efficiency and enable IP-based services. Principally, we target the global wireless communications service provider market and, in particular, those service providers offering high-capacity wireless communication services, including traditional cellular service providers and emerging broadband wireless access (BWA) service providers.

        We sell our products both directly and indirectly through our channel partners.

        Our direct customers are typically service providers that operate networks in large geographical areas. The sales cycle to this class of customer typically involves a trial (or trials), and typically requires twelve to eighteen months from first contact before orders are received, but can be longer, particularly in greenfield situations. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply agreement. Master supply agreements provide the framework for future business and do not generally include any volume commitments.

        Our channel partners are distributors, value-added resellers and OEMs including system integrators and network equipment vendors. In 2012, we acquired Nokia's microwave product line. Nokia rebrands our Harmony product as FlexiPacket. During the three months ended May 31, 2017, the Nokia channel accounted for 14% of our sales. See "Recent Developments–Nokia Sales Channel Update" below.

        We also have a 50.1% owned subsidiary, DragonWave HFCL India Private Limited ("DragonWave HFCL") to address the Indian market. Because we have a controlling interest in the subsidiary we consolidate its results. Our sales of services and locally sourced material in India flowed through DragonWave HFCL and accounted for $0.4 million of our total revenue in the three months ended May 31, 2017.

        We outsource most of our manufacturing and certain elements of the supply chain management and distribution functions. Outsourcing these functions allows us to focus on designing, developing, selling and supporting our products. Our research and development expenses have historically been, and will continue to be, a significant portion of our overall cost structure as we will continue to invest in new product features and new platforms to better serve the current and future needs of our customers.

        Our industry is global and highly competitive. We face competition in our target markets from two types of microwave equipment suppliers: hybrid equipment suppliers (including NEC Corporation, Nokia,

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Ericsson and Huawei) and suppliers, like us, of Ethernet equipment (including SIAE Microelettronica, Ceragon Networks Ltd. and Aviat Networks, Inc.). We also face competition from full service network integrators such as Huawei, NEC Corporation, Nokia and Ericsson, who have developed competing Ethernet-based products for IP networks.

        Our business priorities include: managing resources to minimize cash demands; strengthening our balance sheet; maintaining our global reach while focusing on key revenue growth areas; maintaining and growing our relationships with channel partners; building on customer wins; and building toward leadership in outdoor smallcell backhaul.

        Our primary operational objective is to achieve cash flow break-even and reduce our net losses. To this end, we plan to focus on revenue opportunities with higher gross margin potential and lower working capital requirements, at the same time as we control our operational expense spending in order to stay in line with our current revenue levels.

Recent Developments

Highlights of Our Financial Results

        The following are key points on our results of operations for the three months ended May 31, 2017, compared to the same period in the prior fiscal year:

  •
  Our revenue decreased by $3.6 million when comparing the three month period ended May 31, 2017 and the same period in the prior fiscal year. The decrease was driven most significantly by the reduction in sales through the Nokia sales channel.

  •
  When looking at revenue in the first quarter of fiscal year 2018 compared to the fourth quarter of the previous fiscal year, the continued variability of our sales between quarters is evident:

Three months ended February 28, 2017	7,952
Increase in direct sales to the Rest of World	475
Increase in sales through the Nokia channel	278
Increase in direct sales in Europe, Middle East & Africa	206
Increase in direct sales to a Tier 1 carrier located in India	98
Decrease in direct and indirect sales in North America	(18)

Total Change	1,039

Three months ended May 31, 2017	8,991

  •
  Our gross profit percentage in the first quarter of fiscal year 2018 decreased to 27.8% from 31.0% in the first quarter of fiscal year 2017. Improved margins through the Nokia channel and on new product sales were offset by a change in customer mix and lower margins on older product lines.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  Operating expenses decreased as well. The following table highlights the key factors contributing to lower operating expenses.

USD millions	Q1 FY2018 vs. Q1 FY2017
Key Drivers:
Material spending on prototypes, certifications and other costs	(0.3)
Compensation related spending–10% lower staff levels	(0.2)
Travel & Living	(0.1)

(0.6)

Other items impacting net loss

  •
  A fair value adjustment gain of $0.7 during the three months ended May 31, 2017, resulted from a change in the warrant valuation on the warrants outstanding from the equity offerings completed in August 2016, April 2016 and September 2013.

  •
  Other items before taxes impacting the loss in the three months ended May 31, 2017 totaled $0.9 million and included amortization of deferred financing cost, amortization of software assets, accretion expense, interest expense, and a foreign exchange loss.

  •
  In the three months ended May 31, 2017 we recognized a tax expense of $5.0 thousand related to tax liabilities in regions in which we are profitable but do not have loss carry-forwards available.

  •
  The net loss attributable to shareholders was $4.3 million for the three months ended May 31, 2017.

Highlights of financing activities

  •
  In the three months ended May 31, 2017, we repaid $48 thousand on our line of credit. The outstanding debt balance was $17.0 million at May 31, 2017.

  •
  On March 17, 2017, we completed an at-the-market registered direct offering and a concurrent private placement. Under the terms of the offering, we issued 1,198,666 common shares at $1.50 for aggregate gross proceeds of $1.8 million. After deducting commissions and expenses, we realized net proceeds of $1.6 million. Concurrently in a private placement, we issued warrants to purchase 599,333 common shares exercisable in the future at an exercise price of $1.50. The warrants are not exercisable for six months and one day from issuance and will expire five years from the initial exercise date.

  •
  Our cash balance at May 31, 2017 was $3.9 million which represented a $0.2 million decrease from the cash balance at February 28, 2017.

Liquidity and Cash Resources

        The consolidated interim financial statements for the three months ended May 31, 2017 have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities and commitments in the normal course of business in the foreseeable future.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

We have a history of losses and we have consumed significant cash resources in the past, and have continued to do so in the three months ended May 31, 2017. Additional pressure was placed on our liquidity position as a result of a change in the business relationship with an Original Equipment Manufacturer ["OEM"] channel and a dispute over inventory shipped to a customer in India in June 2015.

        We have been able to make progress in restructuring the business. This progress includes the following highlights:

Operational improvements:

  •
  Leveraged working capital to fund the business through active receivables collection, extended payment terms with suppliers and reduced inventory levels in each of the past five quarters;

  •
  Selected by Sprint in October, 2016 for its network densification and optimization strategy;

  •
  Continued to closely manage operating expenses following the significant global staff reductions in fiscal year 2016 to control headcount growth and find operating efficiencies where possible. Operating expenses in the first quarter of fiscal year 2018 were 8.9% below the operating expense level in the three months ended May 31, 2016 and 40% lower than the three month period ended May 31, 2015;

Debt Facility:

  •
  Reduced outstanding debt on our credit facility by $1.9 million between May 31, 2016 and May 31, 2017 by leveraging our working capital;

New Capital:

  •
  Raised $11.1 million in cash (net of commissions and expenses) through the issuance of shares and warrants since the beginning of the prior fiscal year through three separate offerings;

Other:

  •
  Supported ongoing arbitration proceedings to seek resolution to our customer dispute in India.

        Despite the progress identified above, we remain in breach of the original terms of our debt facility, and have not yet been able to achieve a quarterly break-even level. The continued consumption of cash has raised substantial doubt about our ability to continue as a going concern. Management's plans to restructure the business, improve our financial results and overcome these difficulties include initiatives in a number of areas, including:

  •
  Targeting our sales efforts to direct and indirect opportunities in markets with higher gross margins, and lower working capital requirements;

  •
  Finding new debt providers to replace the existing debt facility;

  •
  Actively investigating and pursuing alternative forms of financing;

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  Seeking to reduce fixed and variable operating expenses further, by tightly controlling discretionary spending and headcount growth;

  •
  Continuing to collect accounts receivable from customers in a timely manner;

  •
  Reducing inventory levels in both raw material and finished goods inventory;

  •
  Working closely with vendors to ensure supply continuity; and

  •
  Investigating strategic and financial alternatives that may be available including a potential sale of the Company, alternative debt and equity, and business combinations.

        In addition, we no longer comply with Nasdaq Listing Rule 5550(b)(1) due to our failure to maintain a minimum of $2.5 million in shareholders' equity or any alternatives to such requirement, and we were granted an extension to April 17, 2017 to remedy the deficiency. We did not regain compliance and requested a hearing before the Nasdaq Listing Qualifications Panel to request a further extension. The hearing was held on June 1, 2017 and on June 6, 2017, we were notified that the Nasdaq Hearings Panel has granted its request for continued listing on the Nasdaq, subject to the achievement of certain interim milestones and must meet the requirement by no later than October 17, 2017. Continued listing of our common shares on the NASDAQ increases our ability to raise additional capital in the future. Trading of our securities under the symbol "DRWI" on the Toronto Stock Exchange, our primary listing, is not impacted by this decision.

        These plans may be difficult to achieve. They are dependent on a number of key assumptions including the timing of significant new customer projects, success in arbitration with the customer located in India, and accommodations from our suppliers and credit lenders. It is possible that the plans described above may not be fully executed or may occur too slowly to solve our current liquidity concerns. There can be no assurance that the existing financing facility can be renegotiated or that any other forms of financing can be arranged on satisfactory terms. These consolidated financial statements do not include any adjustments to the accounts and classification of assets and liabilities that may be necessary if we are unable to continue as a going concern. Such adjustments could be material.

Recent Customer Wins and Product Traction

        We continue to believe that our recently designed products, including Harmony Enhanced MC, position us well to win business in the current wireless backhaul market which is driven by operational efficiency and increased capacity requirements. As evidence of the ability to win business, in the current quarter alone we have made announcements about DragonWave's Harmony Enhanced MC being selected by SmartSky for its ground to air 4G LTE network, Knoxville Utilities Board for its Smart Grid Modernization Project and Corridor Communication Inc. (CCI Wireless) to upgrade its existing rural microwave network. In fiscal year 2017, we announced that Sprint had selected our microwave backhaul equipment for network deployment as part of their company's densification and optimization strategy. We believe that business interest and order activity surrounding our new product offerings provide evidence of the competitive strength of these products in the current microwave backhaul market.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Arbitration Process in India

        An arbitration process has been initiated with a customer in India, Bharti Airtel Limited, through an arbitral tribunal to resolve a dispute over the customer's payment for inventory (with a sale value of $4.7 million) shipped to this customer in June, 2015. The customer submitted a claim statement, which discloses an aggregate claim amount of approximately $6.4 million in respect of, among other things, damages claimed with respect to lost revenue, import duties, and inventory replacement costs. We believe that the claim has no merit. We do not believe that we will incur a loss related to this claim. As a result, we have not recognized any expense associated with this claim in our financial statements. We have booked the value of the inventory provided to Bharti as an asset with a cost of $4.6 million. We have not received any payment with respect to this inventory. We submitted a counter-claim in June 2016 for the full value of the contract and damages. Several arbitration meetings have been held to date. The timing on a final decision has not been defined. No decision has been made as of the date of this report and the outcome of this matter is not determinable.

Nokia Sales Channel Update

        Following Nokia's announced combination with Alcatel-Lucent, which has a vertically integrated microwave business unit, we announced that we have reshaped our channel strategy. Our revised strategy primarily positions our latest and new products directly to customers. Sales through the Nokia channel may continue for some time but are expected to occur at a rapidly diminishing level.

        We negotiated a termination fee with Nokia in 2013, valued at $8.7 million which was to be paid in installments by us to Nokia. At May 31, 2017 the liability is valued at $3.5 million (February 28, 2017–$3.4 million). The increase in the valuation of the liability since February 28, 2017 relates to changes in the foreign exchange rates between the EURO and USD.

Expense Reduction Actions

        We continue to work to scale our operating expenses to appropriately reflect our business size and geographic focus. In fiscal year 2016 we effected a significant restructuring plan which saw the reduction of approximately 25% of our workforce worldwide. Reductions resulting from that plan included material spending for prototype builds, travel and contractor and professional services costs. In fiscal year 2017 we closely managed headcount growth and looked for operational efficiencies wherever possible which resulted in additional reductions in operating expenses. As we look forward to the remainder of fiscal year 2018, if we are successful in putting in place alternative forms of financing, we will plan to further restructure our business in order to achieve a cash flow break even position.

Debt Facility

        In light of our liquidity issues, our credit facility and our relationship with our lenders is a primary focus for us.

        We have an asset based credit facility with Comerica Bank and Export Development Canada. The original credit facility matured on June 1, 2016, however, we have been operating under a fourth forbearance agreement which expired on April 1, 2017. We have not yet come to agreement on a fifth

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

forbearance agreement. We had drawn $17.0 million on the facility as at May 31, 2017 (February 28, 2017–$17.0 million), and $1.9 million against our letter of credit facility (February 28, 2017–$1.8 million). The original credit facility which matured on June 1, 2016 is secured by a first priority charge on all of our assets and our principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, representations and warranties. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand.

        The fourth forbearance agreement which was signed on October 12, 2016 identified new minimum covenant levels reflecting our revised financial plans. The forbearance agreement included a requirement to hold a minimum of $1.0 million at Comerica Bank, reduces the facility commitment from $40.0 million to $30.0 million, includes additional compliance requirements and implements more frequent monitoring. As part of this forbearance agreement, we agreed to issue warrants to purchase 375,000 common shares to the lenders at an exercise price of $4.00 per share. These warrants will expire five years from the date of issuance. We are actively searching for alternative forms of financing.

Strategic Review Process

        Our Board of Directors reviews our corporate strategy on an ongoing basis. The Board continues to review all strategic and financial alternatives that may be available, including a potential sale of the Company, debt or equity financing, business combinations, joint ventures and strategic alliances, and ways to optimize our stand alone plan. CIBC World Markets Inc. has been engaged since January, 2014 to assist in the analysis of our strategic alternatives. They continue to be engaged in this capacity. HC Wainwright has been engaged to investigate financing options, and recently represented us in the registered direct offering in April, 2016 and the underwritten public offering in August, 2016, and the registered direct offering in March, 2017. These offerings are discussed further below. We have recently engaged Alvarez & Marsal Canada Securities to provide consulting service in connection with a review of our strategic alternatives and to assist us with our assessment and management of our short term liquidity requirements and obligations in connection with our credit agreements.

Share Consolidation

        The Board of Directors effected a share consolidation on February 2, 2016 ("the Consolidation") on the basis of twenty-five (25) pre-Consolidation shares for one (1) post-Consolidation share. The Consolidation of our common shares was intended to establish the basis for the shares to trade above US$1.00, as per the listing requirements of the NASDAQ. The Consolidation reduced the number of outstanding common shares from approximately 75,493,513 to approximately 3,019,717. Each fractional share remaining after the share consolidation was cancelled. The number of outstanding warrants, stock options and restricted share units were proportionately adjusted by the consolidation ratio and the exercise prices correspondingly increased by the same consolidation ratio. All shares and exercise prices are presented on a post-consolidation basis in our unaudited interim consolidated financial statements and in this MD&A.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Equity Offerings

        On March 17, 2017 we completed a Registered Direct Offering and a concurrent private placement to institutional investors in the United States. Under the terms of the offering, we issued and sold 1,198,666 Common Shares at $1.50 for aggregate gross proceeds of $1.79 million. The total net proceeds after deducting commission and expenses was $1.6 million. Concurrently in a private placement, we issued warrants to purchase 599,333 Common Shares at an exercise price of $1.50, which are not exercisable for six months and one day from issuance and which will expire five and a half years from the initial exercise date.

        On August 8, 2016 we completed a public offering. Under the terms of the offering, we issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6.0 million. Concurrent with the underwritten public offering in the United States, we issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $0.2 million. The total net proceeds after deducting commission and expenses was $5.5 million. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and expired on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise price of $0.01 per share.

        On April 11, 2016 we completed a registered direct offering. Under the offering, we issued 599,998 common shares and concurrently in a private placement issued warrants to purchase 299,999 common shares exercisable until April 11, 2021 at an exercise price of $8.50. The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds of $4.35 million. The net proceeds of the offering, after expenses, were $4.0 million. We expect that any exercise of the warrants will result in the cash proceeds from the exercise of such warrants being paid to us. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC acted as the exclusive placement agent for the registered direct offering.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Adjusted Cashflow from Operations/Adjusted EBITDA

Please note: Adjusted Cashflow from Operations/Adjusted EBITDA is a non-GAAP measure. See "Use of Non-GAAP Performance Measures".

	FY18 Q1	FY17 Q4	FY17 Q3	FY17 Q2	FY17 Q1
Revenue	8,991	7,952	10,189	13,230	12,545
Cost of Sales	6,490	6,549	7,527	9,373	8,653

Gross Profit	2,501	1,403	2,662	3,857	3,892
	27.8%	17.6%	26.1%	29.2%	31.0%
Add:
Inventory Provisions	—	367	221	365	—

Gross profit before inventory provisions (Note 1)	2,501	1,770	2,883	4,222	3,892
	27.8%	22.3%	28.3%	31.9%	31.0%
Operating Expenses	6,613	6,718	7,022	6,921	7,261
Less:
Amortization	(392)	(444)	(420)	(458)	(469)
Stock-based compensation	(143)	(187)	(188)	(160)	(215)

	6,078	6,087	6,414	6,303	6,577

Adjusted Cashflow from Operations/Adjusted EBITDA	(3,577)	(4,317)	(3,531)	(2,081)	(2,685)

Note 1: Gross profit before inventory provision is a non-GAAP financial measure. See "Use of Non-GAAP Performance Measures".

Comparison of the three months ended May 31, 2017 and May 31, 2016

Revenue

	Three Months Ended
	May 31 2017	May 31 2016	Variance
	$	$	$
Hardware and other	7,350	8,622	(1,272)
Services	1,641	3,923	(2,282)

	8,991	12,545	(3,554)

        Hardware and other sales include both the microwave backhaul equipment shipped and the related software upgrades. The Services category includes software maintenance contracts, extended warranty programs and site planning and installation services. Hardware and related software sales revenue declined, primarily as a result of decreases in sales through the Nokia Channel. The change in services

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

revenue relates to the timing of installation services contracts with Tier 1 carriers in both India and the United States.

Three Months
"Hardware and other" revenue for period ended May 31, 2016	8,622
Increases in sales to new and existing customers
• hardware sales to a Tier 1 customer in the USA	633
• new customer in the Middle East	622
• distributors in North America	567
• new customers in North America	398
• other net changes	77
Decreases in sales to new and existing customers
• Nokia channel hardware sales	(2,840)
• decreases in hardware sales to a Tier 1 carrier in India	(633)
• direct sales in Europe, the Middle East & Africa	(96)

Total Change	(1,272)

"Hardware and other" revenue for period ended May 31, 2017	$7,350

        Excluding the impact of the decrease in sales from the Nokia channel, sales to new and existing customers increased by $1.6 million relative to the same three month period in the prior fiscal year.

Three Months
Services revenue for the period ended May 31, 2016	3,923
Tier 1 carrier in the United States	(1,270)
Tier 1 carrier and repair centre in India	(480)
Nokia	(661)
Warranty programs	(43)
Other	172

Total Change	(2,282)

Services revenue for the period ended May 31, 2017	1,641

        Services revenue from installations with Tier1 carriers in both the United States and India declined in the first quarter of fiscal year 2018 as the installations were completed. Warranty and maintenance programs previously sold to Nokia also declined in keeping with the decline in the business overall.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        We analyze our sales according to geographic region, and target our product development strategy and the location of our sales and marketing resources according to where we believe opportunity exists. The table below displays this information for the three months ended May 31, 2017 and May 31, 2016.

	Three Months Ended May 31, 2017				Three Months Ended May 31, 2016
	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of Total Revenue	Direct & Indirect Sales	OEM Sales through Nokia	Total	% of Total Revenue
Canada	520	—	520	6%	645	—	645	5%
Europe, Middle East and Africa	1,543	878	2,421	27%	894	4,612	5,506	44%
India	303	140	443	5%	1,453	54	1,507	12%
United States	3,465	—	3,465	39%	3,435	—	3,435	27%
Rest of World	1,896	246	2,142	23%	1,353	99	1,452	12%

	7,727	1,264	8,991	100%	7,780	4,765	12,545	100%

Gross Profit

Three Months Ended
May 31 2017	May 31 2016	Variance
$	$	$
2,501	3,892	(1,391)
27.8%	31.0%	(3.2%	)

        Our gross profit percentage is slightly lower in the first three months of fiscal year 2018 than it was in the first quarter of fiscal year 2017. There are a number of factors contributing to the change in margin. For example, margins improved through the Nokia channel as new pricing models came into effect. In addition, gross profits were higher on our newer product offerings than on some of the products sold in the previous year. Offsetting these positive trends were two factors; we had relatively more sales to customers in lower margin geographies in the first quarter of fiscal year 2018 relative to the same period in the previous fiscal year, and sales of certain older legacy products to existing customers are being sold at lower prices than they were previously.

Expenses

Research and Development ("R&D")

Three Months Ended
May 31 2017	May 31 2016	Variance
$	$	$
1,899	2,109	(210)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        R&D spending is lower primarily as a result of decreased spending on compensation related costs as the team continues to decrease in size.

Changes to R&D Expense in USD Millions:

Q1 FY2018 vs. Q1 FY2017
Key Drivers:
Compensation related spending–15% lower staff levels	(0.2)
Contracted services and patent fees	0.1
Material spending on prototypes for new development	(0.1)

(0.2)

Sales and Marketing ("S&M")

Three Months Ended
May 31 2017	May 31 2016	Variance
$	$	$
1,581	2,021	(440)

        The S&M organization, which includes marketing, product line management, customer service and sales also has a smaller staff than it did twelve months prior. The organization continues to limit spending in all other areas as well.

Changes to S&M expense in USD Millions:

Q1 FY2018 vs. Q1 FY2017
Key Drivers:
Compensation related spending–9% lower staff levels	(0.1)
Spending on equipment and travel for customer demonstrations	(0.1)
Memberships, and consulting services	(0.1)
Sales related travel	(0.1)

(0.4)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

General and Administrative ("G&A")

	Three Months Ended
	May 31 2017	May 31 2016	Variance
	$	$	$
	3,133	3,131	2
Breakdown by functional area:
Finance, human resources and executive office	1,238	1,233	5
Operations organization
Gross operations spending	1,716	1,825	(109)
Portion to be recovered through Cost of Sales	(113)	(213)	100
DragonWave HFCL spending	292	286	6

	3,133	3,131	2

        G&A expenses in the first quarter of fiscal year 2018 are fairly consistent with spending in the three months ended May 31, 2016.

Amortization of Deferred Financing Cost

Three Months Ended
May 31 2017	May 31 2016	Variance
$	$	$
154	—	154

        On October 12, 2016 we signed a fourth forbearance agreement with our lenders which included the issuance of warrants. These warrants provide the lender the right to purchase within five years 375,000 common shares of DragonWave Inc. at a purchase price of $4.00 per common share. The expense associated with the warrant issuance was calculated using a Black-Scholes warrant pricing model and recognized ratably over the term of the forbearance agreement which expired on April 1, 2017. We recognized $0.4 million in deferred financing cost in the fourth quarter of the previous fiscal year. In the three months ended May 31, 2017 we recognized $0.1 million for the remaining portion of the expense associated with the time period between March 1, 2017 and the expiry of the forbearance agreement on April 1, 2017 and $0.1 million for consulting services in connection with our credit agreements.

Amortization of Intangible Assets

Three Months Ended
May 31 2017	May 31 2016	Variance
$	$	$
74	90	(16)

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The amortization of software has decreased as the net book value of infrastructure systems software and computer software has declined.

Accretion Expense

Three Months Ended
May 31 2017	May 31 2016	Variance
$	$	$
1	35	(34)

        During the three months ended May 31, 2016 we incurred accretion expenses associated with a termination liability in connection with the termination of a services agreement with Nokia discussed above under "Recent Developments–Nokia Sales Channel Update" as well as accretion expenses associated with small equipment capital leases. The accretion expense in the three months ended May 31, 2017 includes only the accretion expense associated with capital leases.

Interest Expense

Three Months Ended
May 31 2017	May 31 2016	Variance
$	$	$
425	382	43

        Interest expense relates primarily to interest on our debt facility, however small increase noted above relates primarily to other types of interest expense including interest on outstanding accounts payable with one of our contract manufacturers.

        During the three months ended May 31, 2017 the weighted average debt outstanding was $17.0 million (three months ended May 31, 2016–$19.8 million). Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates.

Warrant Issuance Expenses

Three Months Ended
May 31 2017	May 31 2016	Variance
$	$	$
—	92	(92)

        In April 2016 we completed an equity offering which included the issuance of warrants. Of the total equity issuance costs, a portion was attributed to the warrants specifically and expensed to our consolidated statement of operations for the three months ended May 31, 2016.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair Value Adjustment–Warrant Liability

(Gain)

Three Months Ended
May 31 2017	May 31 2016	Variance
$	$	$
(705)	(244)	(461)

        The warrant liability is required to be presented at its estimated fair value as at each balance sheet date. Increases or decreases in fair value of the warrants are included as a component of other income in our consolidated statement of operations. The income for the three months ended May 31, 2017 related to the warrants which were issued pursuant to the offerings in August 2016, April 2016 and September 2013.

Foreign Exchange Loss

Three Months Ended
May 31 2017	May 31 2016	Variance
$	$	$
253	152	101

        The foreign exchange losses result from the translation of foreign denominated monetary accounts and the strength of the USD relative to foreign currencies. During the three months ended May 31, 2017 the most significant impact on the foreign exchange loss came from the translation of the foreign denominated liabilities to the USD.

Income Taxes Expense

Three Months Ended
May 31 2017	May 31 2016	Variance
$	$	$
5	162	(157)

        The tax expense reflects the anticipated payment of cash taxes in India and in entities which perform services for DragonWave internationally including in China. For the three months ended May 31, 2017, we recognized tax expenses of $153 thousand (three months ended May 31, 2016–$162 thousand) and a deferred income tax recovery of $148 thousand (three months ended May 31, 2016–nil).

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Use of Non-GAAP Performance Measures

"Gross profit before inventory provision"

        In this MD&A we break out "Gross profit before inventory provision" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provision" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of the inventory provision, since our inventory provision generally relates to discontinuance of products. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provision" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three months ended May 31, 2017 to "Gross profit before inventory provision" is "Gross profit".

"Adjusted Cashflow from Operations/Adjusted EBITDA"

        In this MD&A we also break out "Adjusted Cashflow from Operations" also called "Adjusted EBITDA". This measure corresponds to earnings before interest, taxes, depreciation and amortization less elements that are non-cash in nature. Because it omits non-cash items, we feel that Adjusted Cashflow from Operations/Adjusted EBITDA better represents the cash impact of the results of operations in the period. Adjusted Cashflow from Operations/Adjusted EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. Consistent improvement in Adjusted Cashflow from Operations/Adjusted EBITDA is one of management's primary objectives. Reducing cash usage from drivers other than working capital and capital investments is an important objective for us and we believe this financial measure is therefore useful to investors in evaluating our operating performance.

        The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three months ended May 31, 2017 to "Adjusted Cashflow from Operations/Adjustment EBITDA" is "Net Loss". A reconciliation of "Adjusted Cashflow from Operations/Adjusted EBITDA" to "Net Loss" is set out below.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Reconciliation of Adjusted Cashflow from Operations/Adjusted EBITDA to Net Loss:

	FY18 Q1	FY17 Q4	FY17 Q3	FY17 Q2	FY17 Q1
Adjusted Cashflow from Operations/Adjusted EBITDA	(3,577)	(4,317)	(3,531)	(2,081)	(2,685)
Include the following items:
Stock-based compensation	(143)	(187)	(188)	(160)	(215)
Inventory provisions	—	(367)	(221)	(365)	—
Amortization of property and equipment	(392)	(444)	(420)	(458)	(469)
Amortization of deferred financing cost	(154)	(442)	—	—	—
Amortization of intangible assets	(74)	(87)	(98)	(94)	(90)
Accretion expense	(1)	(1)	(33)	(33)	(35)
Interest expense	(425)	(382)	(346)	(354)	(382)
Warrant issuance expenses	—	—	—	(469)	(92)
Fair value adjustment–warrant liability	705	2,470	798	602	244
Foreign exchange (loss)/gain	(253)	(31)	141	(68)	(152)
Income tax expense	(5)	(137)	(264)	(220)	(162)

Net Loss	(4,319)	(3,925)	(4,162)	(3,700)	(4,038)

Note 1: The loss for the period and net loss per share in Q2 FY17 and Q3 FY17 have been restated due to a change in the valuation of the August 2016 warrant liability at issuance date. An additional gain of $0.6 million was recognized in Q2 FY17 and a $0.5 million loss was recognized in Q3 FY17.

"Days Sales Outstanding excluding Tier 1 carrier in India"

        In this MD&A we break out "Days Sales Outstanding excluding Tier 1 carrier in India" as this measure allows management to evaluate our Days Sales Outstanding (DSO) performance and compare to prior periods absent the effect of the extended payment terms granted to this customer. "Days Sales Outstanding excluding Tier 1 carrier in India" does not have any standardized meaning prescribed by GAAP, it is therefore not comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare DSO results without the impact of extended payment terms granted to one customer, since these terms are not standard for us and are unlikely to be afforded to other customers. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. The most directly comparable GAAP measure presented in our consolidated interim financial statements for the three months ended May 31, 2017 to "Days Sales Outstanding excluding Tier 1 carrier in India" is "Days Sales Outstanding".

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at May 31, 2017	As at February 28, 2017
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	3,852	4,073
Working Capital	(6,697)	(3,768)
Long Term Assets	2,416	2,853
Long Term Liabilities	769	1,525
Working Capital Ratio	0.8: 1	0.9: 1
Days Sales Outstanding in accounts receivable (Note 1)	110 days	111 days
Inventory Turnover	1.2 times	1.1 times

Note 1: Days Sales Outstanding in accounts receivable excluding a Tier 1 carrier in India at May 31, 2017 were 91 days (97 days at February 28, 2017). This is a non-GAAP measure. See "Use of Non-GAAP performance measures".

Cash and Cash Equivalents

        As at May 31, 2017, we had $3.9 million in Cash and Cash Equivalents ("Cash"), representing a $0.2 million decrease from the Cash balance at February 28, 2017.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following table explains the change in Cash during the three months ended May 31, 2017.

Three months ended May 31, 2017
Operating activities
Net loss	(4,319)
Items not affecting cash	(81)

Net loss excluding items not affecting cash	(4,400)

Working Capital Changes
Trade receivables	321
Inventory	2,409
Other current assets	(148)
Accounts payable and accrued liabilities	(174)
Deferred revenue and other long term liabilities	302

Changes in non-cash working capital items	2,710

Investing activities
Acquisition of property and equipment	(25)
Acquisition of intangible assets	(4)

(29)

Financing activities–excluding debt repayment
Repayments on capital lease obligation	(12)
Issuance of common shares and warrants net	1,566

1,554

Effect of foreign exchange on cash and cash equivalents	(8)

Cash (used)/generated before debt repayment	(173)

Debt repayment	(48)
Cash and cash equivalents at beginning of period	4,073

Cash and cash equivalents at end of period	3,852

        Key points associated with the Cash decrease include:

  •
  We utilized cash from operations during the three month period because we continue to operate in a net loss position;

  •
  Net working capital changes provided cash for the business in the three months ended May 31, 2017;

  •
  Investments in the acquisition of property and equipment as well as in software continue to be small;

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  We increased our cash resources through a share offering in the three months ended May 31, 2017; and,

  •
  We made debt repayments in the three months ended May 31, 2017 which depleted our cash resources.

  Working Capital

Changes in working capital	February 28, 2017 to May 31, 2017
Beginning working capital balance	(3,768)
Cash and cash equivalents	(221)
Trade receivables	(321)
Inventory	(2,409)
Other current assets	148
Debt facility	48
Accounts payable and accrued liabilities	31
Deferred revenue	(353)
Deferred tax liability	148

Net change in working capital	(2,929)

Ending working capital balance	(6,697)

  Trade Receivables

        Our trade receivables balance decreased by $0.3 million between February 28, 2017 and May 31, 2017 due to our continued collection efforts in the three months ended May 31, 2017. Our days sales outstanding performance improved from 111 days at February 28, 2017 to 110 days at May 31, 2017. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (May 31, 2017–2.0%; May 31, 2016–1.7%).

        As at May 31, 2017, three customers exceeded 10% of the total receivable balance. These customers represented 22%, 20% and 20% of the trade receivables balance (February 28, 2017–three customers represented 21%, 17% and 15% of the trade receivables balance).

        Included in G&A expenses is a nominal bad debt expense for the three month period ended May 31, 2017 (three months ended May 31, 2016–nominal expense).

  Inventory

        The inventory balance decreased by $2.4 million relative to the closing balance at February 28, 2017. The most significant driver for the decrease relates to the fact that we shipped approximately $1.8 million more in hardware than we purchased in the three months ended May 31, 2017. The remaining reduction

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

relates primarily to the use of material for repairs during this time period. By product category the decreases in inventory are as follows in USD millions:

Closing inventory February 28, 2017	21.4
Decrease in Multiradio	(0.7)
Decrease in Horizon Compact Plus	(0.6)
Decrease in Harmony Enhanced	(0.4)
Decrease in Hub800, and other production inventory	(0.5)
Decrease in Quantum	(0.1)
Decrease in inventory held for customer support & warranty	(0.1)

Net Change in Inventory	(2.4)

Ending inventory at May 31, 2017	19.0

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders or demand forecasts in place for raw materials and manufactured products with these contract manufacturers. The gross value of the inventory held by our primary contract manufacturer as at May 31, 2017 was $15.3 million (February 28, 2017–$15.4 million) and we had provisions on the balance sheet totaling $2.5 million (February 28, 2017–$2.5 million) related to inventory held by contract manufacturers that we do not expect to be fully used.

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance increased by $31.0 thousand between February 28, 2017 and May 31, 2017. We continue to extend the payment terms with our vendors as we manage the business with limited cash resources, however the longer payment periods were offset by reduced purchasing activity in this period.

Debt Facility

        We established an asset based credit facility with Comerica Bank and Export Development Canada which was extended on January 6, 2014 and matured on June 1, 2016. On October 12, 2016 we signed a forbearance agreement (our fourth) related to this credit facility, which expired on April 1, 2017. We have not yet agreed upon the terms of a fifth forbearance agreement. Under the fourth forbearance agreement we have been required to maintain a minimum of $1.0 million at Comerica Bank. In addition, this forbearance agreement reduced the facility commitment from $40.0 million to $30.0 million, included other compliance requirements and implemented more frequent monitoring. As well, warrants to purchase 375,000 common shares have been granted but not issued to the lenders at an exercise price of $4.00 per share. These warrants expire five years from the date of issuance. Using a Black-Scholes warrant pricing model we calculated a deferred financing cost of $0.5 million associated with these warrants. We are recognizing this expense ratably over the term of the forbearance agreement. As a result, $0.1 million of deferred financing cost was recognized as an expense in the three months ended May 31, 2017. We are working closely with our lenders to establish a new long term debt facility.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017

Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The balance of the debt facility was $17.0 million at May 31, 2017. (February 28, 2017–$17.0 million) We also had $1.9 million outstanding against our letter of credit facility at May 31, 2017 (February 28, 2017–$1.8 million).

        The credit facility is secured by a first priority charge on all of the assets of DragonWave Inc. and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. During the three months ended May 31, 2017 the weighted average debt outstanding was $17.0 million (three months ended May 31, 2016–$19.8 million) and we recognized $0.3 million in interest expense related to the debt facility (three months ended May 31, 2016–$0.4 million).

        We made no further payments on the debt facility between May 31, 2017 and the date of this MD&A.

Equity Offerings and Use of Proceeds

March 2017 Equity Offering

        On March 17, 2017, we issued 1,198,666 common shares in a Registered Direct Offering, and concurrently in a private placement, issued warrants to purchase 599,333 common shares exercisable in the future at an exercise price of $1.50. The price per common share and one half of a warrant was $1.50 and resulted in total gross proceeds of $1.8 million. The warrants are not exercisable for six months and one day from issuance and will expire five years from the initial exercise date.

Intended Use of Proceeds	Estimated Amount		Actual Use of Proceeds	Actual Amount		Variances
General corporate purposes	USD$	1.6 million	General corporate purposes	USD$	0.0 million	No variances anticipated

August 2016 Equity Offering

        On August 8, 2016 we completed a public offering. Under the terms of the offering, we issued and sold 1,760,880 Class A units at $3.35 and 30,164 Class B units at $3.34, for aggregate gross proceeds of $6.0 million. Concurrent with the underwritten public offering in the United States, we issued an additional 63,000 Class A Units on a private placement basis to purchasers in Canada for additional gross proceeds of $0.2 million. The total net proceeds after deducting commission and expenses was $5.5 million. Each Class A unit consisted of one common share, one five-year warrant (the "Long-Term Warrant") to purchase one common share and two six-month warrants (the "Short-Term Warrant"). Each Class B unit consisted of a pre-funded warrant (the "Pre-Funded Warrant") to purchase one common share, one Long-Term Warrant and two Short-Term Warrants. The Long-Term Warrants have an exercise price of $4.37 per share, are exercisable immediately and will expire on August 8, 2021. The Short-Term Warrants have an exercise price of $4.00 per share, are exercisable immediately and expired on February 8, 2017. The Pre-Funded Warrants are exercisable immediately with no expiration date, are deemed purchased for a price of $3.34 per underlying common share by virtue of purchasing a Class B Unit and have an exercise

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017

Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

price of $0.01 per share. Upon issuance, we recognized a liability in the amount of $4.7 million for the warrants.

Intended Use of Proceeds	Estimated Amount		Actual Use of Proceeds	Actual Amount		Variances
General corporate purposes	USD$	5.5 million	General corporate purposes	USD$	5.5 million	No variances

April 2016 Equity Offering

        On April 11, 2016, we issued 599,998 common shares in a registered direct offering, and concurrently in a private placement, issued warrants to purchase 299,999 common shares (the "2016 Warrants") exercisable at an exercise price of $8.50 until April 11, 2021 (the "April 2016 Equity Offering"). The price per common share and one half of a warrant was $7.25 and resulted in total gross proceeds of $4.4 million (net proceeds of $4.0 million). The proceeds from the April 2016 Equity Offering were expected to be used for general corporate purposes, which may include working capital, general and administrative expenses, capital expenditures and implementation of our strategic priorities.

        Upon issuance, we recognized a liability in the amount of $1.1 million for the April 2016 Warrants.

Intended Use of Proceeds	Estimated Amount		Actual Use of Proceeds	Actual Amount		Variances
General corporate purposes	USD$	4.0 million	General corporate purposes	USD$	4.0 million	No variances

2013 Equity Offering

        On September 23, 2013, pursuant to the public offering of units (the "2013 Equity Offering"), we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. The units were offered at a price of $2.10 per unit. Each unit consisted of one common share and three quarters of one warrant (each whole warrant a "2013 Warrant"). Each whole 2013 Warrant originally entitled the holder to purchase one common share at an exercise price of $2.70 per share until September 23, 2018, subject to certain adjustments. Subsequent to the Consolidation, 25 whole 2013 Warrants entitled the holder to purchase one common share at an exercise price of $32.50 per share. In connection with the August 2016 public offering, and pursuant to the terms of the 2013 Warrants, the exercise price of the 2013 Warrants was changed, such that 25 whole 2013 warrants entitle the holder to purchase one common share at a price of $2.80 per share.

        As at September 23, 2013 we recognized a liability in the amount of $6.4 million for the 2013 Warrants.

Commitments as at May 31, 2017

        Future minimum operating lease payments as at May 31, 2017 per fiscal year relate to leases of office and warehouse space.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017

Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total Operating Lease Obligations	$4,395	$1,120	$1,955	$1,320	—

        We are subject to claims and legal actions in the normal course of our business activities. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

        In the normal course of business, we are subject to patent infringement complaints. We defend ourselves vigorously in these matters and do not believe any known complaint is material.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DRWI and on the NASDAQ under the symbol DRWI.

        The following table shows common share activity in the three months ended May 31, 2017.

Common Shares
Balance as at February 28, 2017	7,305,219

Share issuance	1,198,666
Share issuance–ESPP	730

Balance as at May 31, 2017	8,504,615

        The following is a summary of stock option activity:

	May 31, 2017		May 31, 2016
	Options	Weighted Average Exercise Price (CAD)	Options	Weighted Average Exercise Price (CAD)
Opening balance	529,324	$13.45	276,728	$32.82
Granted	—	$—	82,025	$6.22
Exercised	—	$—	(288)	$3.00
Expired	(50,502)	$7.49	(16,205)	$131.67

Closing balance	478,822	$14.08	342,260	$21.79

        As at May 31, 2017 the following securities were issued and outstanding: 8,504,615 common shares, options to purchase 478,822 common shares granted under our Share Based Compensation Plan and

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017

Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

3,867,126 warrants exercisable for 3,157,926 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

        As of July 12, 2017 the following securities were issued and outstanding: 8,504,880 common shares, options to purchase 457,155 common shares granted under our Share Based Compensation Plan, and 3,867,126 warrants exercisable for 3,157,926 common shares. The number of common shares issuable upon the exercise of the warrants is subject to adjustment in accordance with terms of the warrants.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three months ended May 31, 2017 a total of 583 common shares were purchased by employees at fair market value, while we issued 147 common shares as its matching contribution. The shares we contributed will vest twelve (12) months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three months ended May 31, 2017 was nominal (three months ended May 31, 2016–$3 thousand). The fair value of the unearned ESPP shares as at May 31, 2017 was $1 thousand (May 31, 2016–$5 thousand). The number of shares held for release, and still restricted under the ESPP at May 31, 2017 was 366 (May 31, 2016–902).

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2017	$3,450
Ottawa (Warehouse & Operations at Terry Fox Drive + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2021	$74,400
Shanghai	China	Shanghai Lingang Economic	September, 2017	$19,300
Gurgaon	India	Narinder Singh & Songs (P) LTD	March, 2018	$4,300

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We cancelled the lease in Luxembourg City effective June, 2017.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017

Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at May 31, 2017, we have provisions totaling $2.7 million on inventory held by contract manufacturers that we do not expect to be fully used.

Financial Instruments

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	May 31, 2017	February 28, 2017
Assets held at fair value (A)	3,852	4,073
Loans and receivables (B)	11,731	12,071
Other financial liabilities (C)	41,202	41,201
Liabilities held at fair value (D)	385	1,090

(A)
Includes cash and cash equivalents

(B)
Includes trade receivables and other miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, payroll related accruals, debt facility and termination fee

(D)
Includes warrant liability

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level 1–Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2–Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Level 3–Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at May 31, 2017 for the warrants include a dividend yield of 0%, volatility of 75%, and a risk free spot rate term structure.

        We held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet:

	May 31, 2017	February 28, 2017
	Level 3	Total
Financial Liabilities
Warrant liability	385	1,090

        A reconciliation of the Level 3 warrant liability measured at fair value for the three months ended May 31, 2017 follows:

	Level 3
	Warrants	$
Balance at February 28, 2017	2,892,793	1,090
Issuance of warrants	—	—
Exercise of warrants	—	—
Change in fair value of warrant liability	—	(705)

Balance at May 31, 2017	2,892,793	385

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three months ended May 31, 2017 was $0.4 million on our cash, cash equivalents and debt facility (three months ended May 31, 2016–expense of $0.4 million).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at May 31, 2017 and May 31, 2016, we had no forward contracts in place. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statement of operations.

        As of May 31, 2017, if the U.S. dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a $23 thousand decrease in after-tax net loss for the three months ended May 31, 2017 (three months ended May 31, 2016–increase of $20 thousand) with an equal and opposite effect if the U.S. dollar had depreciated 1% against all foreign currencies at May 31, 2017.

Economic Dependence

	Three Months Ended
	May 31, 2017	May 31, 2016
Nokia	14%	38%
Tier 1 Customer in USA	14%	15%
Carrier in Mexico	17%	Less than 10%

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three months ended May 31, 2017), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at May 31, 2017 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective and that there are no material weaknesses in our disclosure controls and procedures as of May 31, 2017.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Our standard warranty is typically between 13 and 36 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where conditions to final acceptance of the product are specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns, stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty liability is estimated based on recent actual return experience and repair costs. Where product defects have been identified which would cause the cost or warranty experience to change, additional warranty costs are recognized.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        We offer our customers the option to purchase advanced replacement and extended warranty contracts either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides customers with the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 36 months. Our extended warranty programs enable customers to continue to have repairs made as needed and customer support guidance beyond the standard warranty period.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and is not considered a separate unit of accounting.

  Installation

        Periodically, a customer may request that we arrange for the installation of our equipment. Installations are performed by a third party service provider. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

Research and Development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

        In August 2014, the Financial Accounting Standards Board ["FASB"] issued ASU No. 2014-15, "Presentation of Financial Statements–Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU became effective for us on March 1, 2017. The adoption did not have an impact on our consolidated interim financial statements.

        In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The amendments in this update eliminate the current requirement for companies to separate deferred income tax liabilities and assets into current and non-current amounts in a classified statement of financial position. Instead, companies will be required to classify all deferred tax liabilities and assets as non-current. The amendments in this ASU became effective for us on March 1, 2017. The amendments in this ASU became effective for us on March 1, 2017. We adopted the ASU prospectively and no prior periods have been adjusted. The adoption did not have an impact on our consolidated interim financial statements.

        In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting". The amendments in this Update simplify several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this ASU became effective for us on March 1, 2017. Upon adoption, we elected not to change our policy on accounting for forfeitures and will continue to estimate a requisite forfeiture rate. Additional amendments under this ASU, such as the related accounting for income taxes, the minimum statutory withholding tax requirements and the classification in the statement of cash flows had no impact on our consolidated interim financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the Financial Accounting Standards Board ["FASB"] issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" which reflects decisions reached by the FASB at its meeting earlier in the year to defer the effective date to fiscal years beginning after December 15, 2017, with early adoption permitted for the year beginning after December 15, 2016. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In February 2016, the FASB issued ASU No. 2016-02, "Leases". The amendments in this Update create Topic 842, Leases, and supersede the lease requirements in Topic 840, Leases. The Update will require companies to recognize a right-of-use asset and a lease liability in their balance sheets, while still

DragonWave Inc.
Management's Discussion and Analysis
For the three months ended May 31, 2017
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

distinguishing between finance leases and operating leases. For finance leases, the lessee would recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income, and for operating leases, the lessee would recognize a straight-line lease expense. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, with early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash". The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, with early adoption permitted. We do not expect the adoption of this amendment to have a material effect on our consolidated financial statements.